PE 2/8/2013



13001167

NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

MAR 26 2013

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2013

Laura W. Doerre
Nabors Corporate Services, Inc.
laura.doerre@nabors.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-26-13

Re: Nabors Industries Ltd.
Incoming letter dated February 8, 2013

Dear Ms. Doerre:

This is in response to your letters dated February 8, 2013 and February 25, 2013 concerning the shareholder proposal submitted to Nabors by the Marco Consulting Group Trust I; the AFL-CIO Equity Index Fund; and the Miami Firefighters' Relief and Pension Fund. We also have received letters from the proponents dated February 19, 2013 and March 4, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Greg A. Kinczewski
The Marco Consulting Group
kinczewski@marcoconsulting.com

March 26, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Nabors Industries Ltd.
Incoming letter dated February 8, 2013

The proposal urges the compensation committee to adopt a policy that all equity compensation plans submitted to shareholders for approval under Section 162(m) of the Internal Revenue Code will specify the awards that will result from performance.

We are unable to concur in your view that Nabors may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Nabors may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Nabors may exclude the proposal under rule 14a-8(i)(9). Accordingly, we do not believe that Nabors may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Joseph G. McCann
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

THE MARCO
CONSULTING
GROUP



March 4, 2013

VIA EMAIL
U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal submitted to Nabors Industries Ltd. by the Marco Consulting Group Trust I, the AFL-CIO Equity Index Fund and the Miami Firefighters' Relief and Pension Fund

Ladies and Gentlemen:

This letter is submitted on behalf of the Marco Consulting Group Trust I, the AFL-CIO Equity Index Fund and the Miami Firefighters' Relief and Pension Fund ("the Proponents") in response to a February 25, 2013, letter ("the Feb. 25 letter") from Nabors Industries Ltd. ("the Company") which replied to the Proponent's February 19, 2013 letter that answered the Company's February 8, 2013 letter seeking to exclude from its proxy materials for its 2013 annual meeting of shareholders the Proponents' precatory shareholder proposal.

That proposal urges the Company' Compensation Committee adopt a policy that all equity compensation plans submitted to shareholders for approval under Section 162(m) of the Internal Revenue Code will specify the awards that will result from performance by requiring shareholder approval of quantifiable performance metrics, numerical formulas and payout schedules for at least a majority of awards to the named executive officers. This policy is to be implemented so as not to violate existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

In accordance with Securities and Exchange Commission ("SEC") Staff Legal Bulletin No. 14D (Nov. 7, 2008), this response is being e-mailed to shareholderproposals@sec.gov. A copy of this response is also being e-mailed and sent by regular mail to the Company.

The Company's Feb. 25 letter attempts to distinguish the Staff's recent decision in *Citigroup Inc.* (Feb. 5, 2013) from this matter. As will be shown, the *Citigroup Inc.* decision on a virtually identical proposal is applicable precedent in this matter.

The Proponents note that although the Company has now filed 13 pages of arguments in two separate letters in this matter, it still is unable to provide a simple, unambiguous and unequivocal declaration that it is going to file the Incentive Bonus Plan. The best that it can muster is its claim on pages 2-4 of the Feb. 25 letter that it has a "current intent to submit" the

Headquarters Office • 550 W. Washington Blvd., Suite 900 • Chicago, IL 60661 • P: 312-575-9000 • F: 312-575-0085
East Coast Office • 25 Braintree Hill Office Park, Suite 103 • Braintree, MA 02184 • P: 617-298-0967 • F: 781-228-5871



Incentive Bonus Plan and it "intend(s)" to include the Incentive Bonus Plan. That is as inconclusive as the admission in *Citigroup Inc.* that management had "not conclusively determined whether it will submit" its proposal. The Proponents here, like the Proponents in *Citigroup Inc.*, submit that unless the SEC requires firms to conclusively state they are presenting a proposal it risks opening a floodgate for potential abuse.

However, even if the Company submits a third letter providing such a declaration, it will immaterial because even if we assume that the Incentive Bonus Plan is presented at the 2013 annual meeting, it will not conflict with the Proponents' precatory proposal.

The Company attempts to distinguish this matter from *Citigroup Inc.* by arguing on page 4 of the Feb. 25 letter that Citigroup was contemplating presenting a proposal at the annual meeting of shareholders that would add shares to an existing stock compensation plan while the Company is contemplating presenting a proposal at its annual meeting of shareholders that would create a new Incentive Bonus Plan. Whether the management proposal is an existing or new plan is irrelevant. The key points in resolving this claim of a conflicting proposal are the effective dates of the Company's contemplated proposal and the Proponents' precatory proposal.

The Company's contemplated proposal, if approved by the shareholders, will be effective as of the 2013 annual meeting. The Proponents' precatory Proposal requests that the Company's Compensation Committee adopt a policy that all equity compensation plans submitted to shareholders for approval under Section 162(m) of the Internal Revenue Code will specify the awards that will result from performance by requiring shareholder approval of quantifiable performance metrics, numerical formulas and payout schedules for at least a majority of awards to the named executive officers. The Proponent's precatory proposal will not be effective until after the 2013 annual meeting when the Compensation Committee can meet and weigh the advisory vote cast by the shareholders at the annual meeting.

By the time the Compensation Committee can meet to decide how it wants to respond to the Proponents' proposal, the putative Incentive Bonus Plan (if it is approved by shareholders at the 2013 annual meeting) will already be in existence. The precatory proposal explicitly provides that the policy it is seeking from the Compensation Committee "should be implemented so as not to violate existing contractual obligations or the terms of any compensation or benefit plan currently in effect." (Emphasis supplied.) Thus here, as in *Citigroup Inc.*, the different effective dates and the exclusion of compensation or benefit plans already in effect from the policy being sought means the Company's contemplated proposal and the Proponents' precatory policy are not in conflict.

The Company's Feb. 25 letter, page 4-5, argues that *Citigroup Inc.* is distinguishable from this matter because it has made different arguments than Citigroup did as to why the Proponents' proposal is inherently vague and indefinite.

The test for whether a proposal is inherently vague and indefinite, however, is not how many peripheral questions can be posed by corporations that deal with the ordinary business minutiae of administering future equity compensation plans that have yet to be created. As a general matter, the SEC Staff has not permitted companies to exclude proposals from their proxy statements under Rule 14a-8(i)(3) for failing to address all potential questions of interpretation within the 500-word limit requirements for shareholder proposals under Rule 14a-8(d). *See e.g., Goldman Sachs Group, Inc.* (February 18, 2011); *Goldman Sachs Group, Inc.* (March 2, 2011); *Bank of America Corporation* (March 8, 2011); *Intel Corporation* (March 14, 2011); *Caterpillar, Inc.* (March 21, 2011).

The test for whether a proposal is inherently vague and indefinite is: can stockholders or the company determine with "any reasonable certainity exactly what actions or measures the proposal require"? See The Division of Corporation Finance: Staff Legal Bulletin No. 14B (September 15, 2004).

The *Citigroup Inc.* decision on a virtually identical proposal clearly found that there is nothing vague or indefinite or misleading about the plain, simple and concise English in the RESOLVED section of the Proposal. It precisely urges that the Personnel and Compensation Committee ("the Committee") adopt a policy:

--that all equity compensation plans submitted to shareholders for approval under Section 162 (m) of the Internal Revenue Code will specify the awards that will result from performance.

--The policy shall require shareholder approval of quantifiable performance metrics, numerical formulas and payout schedules ('performance standards') for at least a majority of awards to the named executive officers.

The SUPPORTING STATEMENT goes on to provide examples of how to satisfy this policy:

--If the Company's share price increases 10 percent over its Peer Group for a 36-month period, the CEO shall receive a grant of 100,000 Company shares.

--If the Company's operating income increases 10 percent over five years, the CEO shall receive a grant of 100,000 Company shares.

The Proponents incorporate by reference the specific answers they made on pages 3-5 of their February 19, 2013 letter to the Company's arguments on the issue of inherently vague and indefinite. As pointed out in the February 19 letter, if the Company is concerned that shareholders will be confused on this, it should deal with it in its opposition statement in the 2013 Proxy Statement, not in a request for a no action letter.

For the foregoing reasons, the Proponents submit that the SEC Staff's recent decision in *Citigroup Inc.* should serve as precedent here and the relief sought in the Company's no action letter should not be granted.

If you have any questions, please feel free to contact the undersigned at 312-612-8452 or at kinczewski@marcoconsulting.com.

Very Truly Yours,



Greg A. Kinczewski
Vice President/General Counsel

GAK:mal

cc: Laura W. Doerre
Vice President and General Counsel
Nabors Corporate Services, Inc.
515 West Greens Road
Suite 1200
Houston, Texas 77067-4536
Laura.Doerre@nabors.com



NABORS CORPORATE SERVICES, INC.

Laura W. Doerre
Vice President and General Counsel

515 West Greens Road
Suite 1200
Houston, Texas 77067-4536

Phone: 281.775.8166
Dept. Fax: 281.775.8431
Private Fax: 281.775.4319
Laura.Doerre@nabors.com

February 25, 2013

By Electronic Mail (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington D.C. 20549

Re: Shareholder Proposal by the Marco Consulting Group Trust I and Additional Co-Sponsors

Ladies and Gentlemen:

On behalf of Nabors Industries Ltd., a Bermuda company (the "Company"), we hereby file this letter in response to the letter dated February 19, 2013 (the "Response Letter") to the Staff of the Securities and Exchange Commission (the "Commission") from the Marco Consulting Group Trust I, the AFL-CIO Equity Index Fund and the Miami Firefighters' Relief and Pension Fund. The Response Letter responds to the Company's February 8, 2013 letter to the Staff (the "Request Letter") notifying the Staff of the Company's intention to exclude a shareholder proposal (the "Proposal") from the proxy materials for the Company's 2013 annual general meeting of shareholders (the "2013 Proxy"). The Request Letter sought the Staff's confirmation that it would not recommend any enforcement action to the Commission if the Company omitted the Proposal from the 2013 Proxy for the reasons set forth in the Request Letter.

Pursuant to Staff Legal Bulletin No. 14D (Nov. 7, 2008), we are submitting this letter to the Commission via electronic mail at shareholderproposals@sec.gov. Concurrently, we are sending a copy of this correspondence to the proponents.

BACKGROUND

In the Request Letter, the Company indicated its belief that the Proposal may be properly excluded from the 2013 Proxy pursuant to Rule 14a-8(i)(9) because the Proposal conflicts with a proposal to be submitted by the Company in the 2013 Proxy and pursuant to Rule 14a-8(i)(3) because the Proposal is inherently vague and indefinite. The proponents argue in the Response Letter that the Company may not exclude the Proposal on these grounds.

RESPONSE TO RESPONSE LETTER'S ARGUMENTS

The Response Letter notes a recent no-action letter from the Staff regarding a similar proposal in which the Staff did not concur in exclusion. *See Citigroup Inc.* (Feb. 5, 2013) ("Citigroup"). The Request Letter claims that the arguments advanced by the company in Citigroup are the "exact arguments" set forth in the Request Letter. We disagree with this assertion and believe that the Request Letter is distinguishable from Citigroup.

Staff Bulletin No. 14 (Jul. 13, 2001) ("Staff Bulletin No. 14") states that the Staff will "consider the specific arguments asserted by the company and the shareholder" and that "[the Staff] may determine that company X may exclude a proposal but company Y cannot exclude a proposal that addresses the same or similar subject matter." In determining whether to concur in a company's view regarding exclusion of a proposal, the Staff will "analyze the prior no-action letters that a company and a shareholder cite in support of their arguments." Although the applicable proposals are similar, the Request Letter differs from Citigroup in the factual circumstances it presents, the specific arguments it asserts and the prior no-action letters that it cites. We have limited our response to arguments that we believe are distinguishable from those in Citigroup and to issues that we believe remain unresolved following Citigroup.

THE RESPONSE LETTER'S RULE 14a-8(i)(9) ARGUMENTS

(i) Intent to Submit Conflicting Proposal.

The Response Letter first argues that the Proposal is not excludable pursuant to Rule 14a-8(i)(9) because the Request Letter states that the Company "currently intends" to submit a conflicting management proposal, rather than conclusively stating that such submission will occur. We note that any number of unforeseen and unforeseeable contingencies could in fact prevent the submission of a management proposal, and it would be impractical to require a company to state with absolute metaphysical certainty what actions it will take in the future. The Company's current intent to submit the conflicting proposal should be sufficient, and the Staff has consistently taken this common sense approach. *See, e.g.,*

- *McDonald's Corp.* (Feb. 1, 2012) (concurring in the exclusion of a proposal where the company "intends to include" a conflicting management proposal);
- *FirstEnergy Corp.* (Feb. 23, 2011) (concurring in the exclusion of a proposal where the company "presently intends to include" a conflicting management proposal);
- *The Hain Celestial Group, Inc.* (Sep. 16, 2010) (concurring in exclusion of a proposal where the company "presently intends to include" a conflicting management proposal);
- *Caterpillar Inc.* (Mar. 30, 2010) (concurring in exclusion of a proposal where the company "intends to include" a conflicting management proposal);

- *Allergan, Inc.* (Feb. 22, 2010) (concurring in exclusion of a proposal where the company "expressed its intent to present" several conflicting management proposals);
- *Chevron Corp.* (Feb. 6, 2010) (concurring in exclusion of a proposal where the company "presently intends to include" a conflicting management proposal);
- *Dominion Resources, Inc.* (Jan. 19, 2010) (concurring in exclusion of a proposal where the "Board of Directors of the Company has expressed its intent" to submit a conflicting management proposal);
- *AOL Time Warner Inc.* (Mar. 3, 2003) (concurring in exclusion of a proposal where the company "expects to include in its Proxy Materials" a conflicting management proposal).

The Response Letter does not cite any authority for its contrary position.

(ii) Equity Compensation.

The Response Letter next argues that the Proposal does not conflict with the management's proposal to adopt an "Incentive Bonus Plan" because the Request Letter does not state whether the Incentive Bonus Plan will make "equity awards." In fact, throughout the Request Letter, the same term is used to describe grants under the Incentive Bonus Plan as the Proposal uses to describe grants under its proposed policy—simply "awards." We believe that it is clear from the context of the Request Letter that the term "awards" includes "equity awards." However, for the avoidance of doubt, we confirm that the Incentive Bonus Plan will state that awards may "be paid (i) in restricted shares of the Company's Common Stock ('restricted shares') or (ii) in stock options."

(iii) Benefit Plan Currently in Effect.

Finally, the Response Letter argues that management's proposal to adopt the Incentive Bonus Plan would not conflict with the Proposal because the Incentive Bonus Plan, if adopted at the same annual general meeting of the Company's shareholders as the Proposal, would constitute a "compensation or benefit plan currently in effect" and thus be exempt from the Proposal's policy. However, this argument fails if the term "currently in effect" is read to apply as of the adoption of the Proposal, not, as the Response Letter argues, as of the adoption of the requested policy, and the Proposal provides no clarification as to interpretation of that phrase.

Moreover, in addition to the potential temporal issues with the Response Letter's argument, the Staff has consistently refused to adopt this position in the past. In *Crown Holdings, Inc.* (Feb. 4, 2004) ("Crown Holdings"), the Staff concurred in the omission of a proposal requesting management to consider discontinuing future stock options to the company's top five executives as conflicting with a company proposal to implement a stock option plan for senior executives. In Crown Holdings, the proposal states that its policy would only apply "after expiration of existing plans or commitments." Following the Response Letter's logic, the "existing" management proposal in Crown Holdings could not conflict with a shareholder proposal that only applies after expiration of existing plans. The Staff did not concur with this approach. *See also,*

- *AOL Time Warner Inc.* (Mar. 3, 2003) (concurring in the omission of a proposal requesting adoption of a policy that would have prohibited issuing additional stock options to senior executives as conflicting with a company stock option plan proposal, where the shareholder proposal would have been implemented "in a manner that does not violate any existing employment agreement or equity compensation plan");
- *Baxter International, Inc.* (Jan. 6, 2003) (concurring in the omission of a proposal to adopt a policy prohibiting future stock option grants to senior executives as conflicting with a company proposal to implement an incentive compensation plan, where the shareholder proposal would be implemented "in a manner that does not violate any existing employment agreement or equity compensation plan").

Again, the Response Letter cites no authority for its contrary assertion.

(iv) Distinguishable from Citigroup.

We believe that the Request Letter is distinguishable from Citigroup. There, the proponent filed a response letter with the Staff that was substantially similar to the Response Letter. However, in its reply to that response letter, the company did not fully address many of the proponent's Rule 14a-8(i)(9) arguments. We believe that we have set forth a thorough and well-sourced rebuttal to all of the Response Letter's Rule 14a-8(i)(9) arguments. Additionally, in Citigroup, the company stated that it "has still not yet made it [*sic*] final decision regarding whether it will submit its proposal." In contrast, we have clearly stated that we intend to include the Incentive Bonus Plan in the 2013 Proxy, consistent with accepted practice. Finally, in Citigroup, the company proposal did not seek to adopt a new conflicting incentive plan but merely sought to increase the number of shares under an existing plan. This is in contrast to the Company's proposal to adopt the new Incentive Bonus Plan and in contrast to the line of precedent cited in the Request Letter at pages 2–3. This distinction is especially significant given the Proposal's language exempting from its proposed policy any "compensation or benefit plan currently in effect."

On a substantive level, we believe that the Rule 14a-8(i)(9) arguments advanced in the Request Letter differ from those put forth by the company in Citigroup. In Citigroup, the company noted that the broad compensation committee authority contained in its proposed plan generally conflicted with the proponent's more restrictive policy, without citing any specific examples of conflict. In contrast, the Request Letter sets forth a number of specific conflicts between the Incentive Bonus Plan and the Proposal, including references to specific conflicting language that will be contained in the Incentive Bonus Plan. *See Payout Schedules* and *Quantifiable Performance Metrics* in the Request Letter at 3–4. In its response in *Charles Schwab Corp.* (Jan. 19, 2010) ("Charles Schwab"), the Staff highlighted the importance of referencing such specific conflicts when it concurred with exclusion by quoting the specific conflicts that the company described in its request letter. We believe that the Request Letter compares more favorably to Charles Schwab than the request in Citigroup as a result of the Request Letter's high level of specificity in describing the conflicts between the Incentive Bonus Plan and the Proposal.

THE RESPONSE LETTER'S RULE 14a-8(i)(3) ARGUMENTS

(i) Structural Ambiguity.

The Request Letter argues that there is a structural ambiguity in the Proposal that results from the vagueness of the language in the Proposal's first two sentences. The Response Letter retorts that ambiguity should be "made of sterner stuff than those two sentences." However, we believe that the relationship between the first two sentences of the Proposal affects the fundamental meaning of the Proposal. In fact, when the Response Letter seeks to summarize the intent of the policy urged by the Proposal, it does so by paraphrasing only its first two sentences. *See* the Response Letter at 3.

In spite of this, the Response Letter does not state which of the three conflicting interpretations listed on page 6 of the Request Letter the proponents believe embodies the intent of the Proposal. The Response Letter appears to adopt interpretation number three, that the second sentence's "shareholder approval of quantifiable performance metrics, numerical formulas and payout schedules" requirement is intended to modify the first sentence's "specify the awards that will result from performance" language, and, as such, the first sentence contains no independent requirements—although this is far from clear. If a proponent cannot clearly articulate the relationship between the two key requirements of its proposal in a five-page response letter, it follows that neither the shareholders voting on the Proposal, nor the Company in implementing the Proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

The Response Letter goes on to state that any structural ambiguity is "dissipated" by the remainder of the Proposal and two numerical examples in the supporting statement. However, nothing in the Proposal addresses the relationship between the requirements in the first two sentences of the Proposal. Similarly, it is unclear whether the examples in the supporting statement are intended to be examples of "specify[ing] the awards that will result from performance," examples of "quantifiable performance metrics, numerical formulas and payout schedules," or examples of both.

(ii) Distinguishable from Citigroup.

The Response Letter states that the Request Letter did not "raise[] any new [14a-8(i)(3)] arguments casting doubt on" Citigroup. We respectfully disagree. Although in Citigroup the Staff considered, and apparently did not concur with, several 14a-8(i)(3) arguments that were also advanced in the Request Letter, the structural ambiguity argument set forth in the Request Letter and described above is novel. Additionally, in comparison to those previously considered arguments, which the Response Letter describes as "peripheral questions," understanding the relationship between the two core requirements of a proposal is essential to understanding what actions or measures such proposal requires.

CONCLUSION

Based on the foregoing, we disagree with the proponents' arguments in the Response Letter and request your concurrence that the Proposal may be omitted from the 2013 Proxy pursuant to Rule 14a-8(i)(9) and Rule 14a-8(i)(3). We restate, for emphasis, the guidance in Staff Bulletin No. 14 that the Staff will "consider the specific arguments asserted by the company and the shareholder" and "may determine that company X may exclude a proposal but company Y cannot exclude a proposal that addresses the same or similar subject matter," and we reiterate our belief that the Request Letter is distinguishable from Citigroup. If we can be of any further assistance in this matter, please do not hesitate to call me at (281) 775-8166.

Sincerely,



Laura W. Doerre
Vice President and General Counsel

THE MARCO CONSULTING GROUP



February 19, 2013

VIA EMAIL
U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal submitted to Nabors Industries Ltd. by the Marco Consulting Group Trust I, the AFL-CIO Equity Index Fund and the Miami Firefighters' Relief and Pension Fund

Ladies and Gentlemen:

This letter is submitted on behalf of the Marco Consulting Group Trust I, the AFL-CIO Equity Index Fund and the Miami Firefighters' Relief and Pension Fund ("the Proponents") in response to a February 8, 2013, letter from Nabors Industries Ltd. ("the Company"), which seeks to exclude from its proxy materials for its 2013 annual meeting of shareholders the Proponents' precatory shareholder proposal.

That proposal urges the Company's Compensation Committee adopt a policy that all equity compensation plans submitted to shareholders for approval under Section 162(m) of the Internal Revenue Code will specify the awards that will result from performance by requiring shareholder approval of quantifiable performance metrics, numerical formulas and payout schedules for at least a majority of awards to the named executive officers. This policy is to be implemented so as not to violate existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

In accordance with Securities and Exchange Commission ("SEC") Staff Legal Bulletin No. 14D (Nov. 7, 2008), this response is being e-mailed to shareholderproposals@sec.gov. A copy of this response is also being e-mailed and sent by regular mail to the Company.

The Company's letter argues that the Proposal should be excluded because (a) it directly conflicts with one of the Company's own proposals that it is considering submitting at the 2013 annual meeting of shareholders and (b) it is inherently vague and indefinite.

The Proponents respectfully point out that these exact arguments were recently made by Citigroup Inc. regarding a virtually identical proposal and were rejected by the SEC's Division of Corporate Finance in *Citigroup Inc.* (February 5, 2013).

Headquarters Office • 550 W. Washington Blvd., Suite 900 • Chicago, IL 60661 • P: 312-575-9000 • F: 312-575-0085
East Coast Office • 25 Braintree Hill Office Park, Suite 103 • Braintree, MA 02184 • P: 617-298-0967 • F: 781-228-5871



As detailed below, the Proponents will establish that the relief sought by the Company herein should likewise be denied.

A. The Proposal does not conflict with a management proposal.

The Company's letter argues from pages 2-4 that the Proposal conflicts with a management proposal "it currently intends to submit to its shareholders" at the 2013 annual meeting (Emphasis supplied, page 2). The Company does not attach a copy of the new "Incentive Bonus Plan" it is contemplating presenting to shareholders. According to the Company's letter this putative management proposal would not specify the payout schedules and quantifiable performance metrics sought in the Proposal.

The Proponents respectfully submit that the SEC should require the Company to conclusively state if it is submitting such a proposal in order for it to rely on it as grounds for a request for a no-action letter. Otherwise, the SEC will be opening a floodgate for other firms to potentially abuse this issue by making false claims of intention to submit.

The Proponents further note that the proposal is limited to "equity compensation plans." The putative Company proposal is entitled "Incentive Bonus Plan." Bonus plans are often paid in cash, not equity. Nowhere in the Company's letter does it state that the "Incentive Bonus Plan" will make equity awards. If the "Incentive Bonus Plan" does not make equity awards, the Proposal will have no effect on it and thus cannot conflict with it.

Even if the Company does confirm it intends to submit such a management proposal and that equity awards will be made pursuant to it, the management proposal will not conflict with the Proposal. The precatory Proposal's RESOLVED section clearly and plainly states that the policy it is urging the Committee to adopt "should be implemented so as not to violate existing contractual obligations or the terms of any compensation or benefit plan currently in effect." If passed by shareholders, the management proposal would constitute "a compensation or benefit plan currently in effect" and thus be exempt from any policy that the Committee may develop after the meeting in response to the Proponent's precatory proposal.

The Proponents respectfully submit that the situation here is in accord with the SEC Staff's recent decision in the SEC's Division of Corporate Finance's recent decision in *Citigroup Inc.* (February 5, 2013), where the Staff did not concur in Citigroup's view that it could omit a shareholder proposal that is virtually identical to the one here on grounds similar to those argued in this case.

B. The Proposal enables shareholders and the Company to determine with reasonable certainty exactly what actions or measures the Proposal requires—adoption of a policy that would require at the time shareholders approve Section 162(m) equity compensation plans specification of what awards will result from what performance.

The Division of Corporation Finance: Staff Legal Bulletin No. 14B (September 15, 2004) provides the above test for determining if a proposal is inherently vague or indefinite—can stockholders or the company determine with "any reasonable certainity exactly what actions or measures the proposal requires"?

There is nothing vague or indefinite or misleading about the plain, simple and concise English in the RESOLVED section of the Proposal. It precisely urges that the Personnel and Compensation Committee ("the Committee") adopt a policy:

> --that all equity compensation plans submitted to shareholders for approval under Section 162 (m) of the Internal Revenue Code will specify the awards that will result from performance.
>
> --The policy shall require shareholder approval of quantifiable performance metrics, numerical formulas and payout schedules ('performance standards') for at least a majority of awards to the named executive officers.

The SUPPORTING STATEMENT goes on to provide examples of how to satisfy this policy:

> --if the Company's share price increases 10 percent over its Peer Group for a 36-month period, the CEO shall receive a grant of 100,000 Company shares.
>
> --if the Company's operating income increases 10 percent over five years, the CEO shall receive a grant of 100,000 Company shares.

In its recent decision in *Citigroup Inc.* (February 5, 2013), the SEC staff was satisfied that a proposal virtually identical to this Proposal enabled shareholders to determine with reasonable certainty exactly what actions or measures were required. The Proponents respectfully submit that the Company's letter has not raised any new arguments casting doubt on that precedent.

The Company's letter, pages 4-6, attempts to muddy up the reasonable and certain requirements of the Proposal by raising a series of peripheral questions that deal with the ordinary business minutiae of administering future equity compensation plans that have yet to be created. As a general matter, the SEC Staff have not permitted companies to exclude proposals from their proxy statements under Rule 14a-8(i)(3) for failing to address all potential questions of interpretation within the 500-word limit requirements for shareholder proposals under Rule 14a-8(d). *See e.g., Goldman Sachs Group, Inc.* (February 18, 2011); *Goldman Sachs Group, Inc.* (March 2, 2011); *Bank of America Corporation* (March 8, 2011); *Intel Corporation* (March 14, 2011); *Caterpillar, Inc.* (March 21, 2011).

The Company's letter, page 5, claims uncertainty as to how calculate "majority of awards" (total number or total value, if value--how to determine value, and over what period of time). Unless the Company has some exotic future valuation formula in mind, it would appear that a majority of the total number of shares would also equal a majority of the total value of shares and *vice versa*. The Proponents note that using the total number of shares would be in line with the examples cited in the Supporting Statement and it would eliminate any debate over how to value the shares. Common sense dictates subjecting each award to the allocation is the surest way to guarantee that a majority of all Section 162 (m) awards eventually made to a named executive officer satisfy the proposal.

However, as stressed in the Supporting Statement, "the Committee continues to have complete discretion in selecting any number of metrics and to structure them as it feels appropriate." That discretion over structure includes whether to use total number or total value of shares, how to value the shares if total value is used, and over what time period. The only constraint on the Committee's discretion pursuant to the Proposal is that when an equity compensation plan is submitted to shareholders it will contain quantifiable performance metrics, numerical formulas and payout schedules that will specify the awards that will result from performance for a majority of Section 162 (m) awards.

The Company's letter, pages 5-6, also argues that the phrase "specify the awards that will result from performance" is ambiguous because it cannot tell whether the plan will have to specify an exact number of awards or an aggregate number of awards or how to determine an amount given that awards may be based on a number of future variables that would be unknown at the time of shareholder approval. The Proposal gives two specific examples in the SUPPORTING STATEMENT of how the Company can "specify the awards that will result from performance" which gives both an exact and an aggregate number:

> --if the Company's share price increases 10 percent over its Peer Group for a 36-month period, the CEO shall receive a grant of 100,000 Company shares.
>
> --if the Company's operating income increases 10 percent over five years, the CEO shall receive a grant of 100,000 Company shares.

However, as noted above, since "the Committee continues to have complete discretion in selecting any number of metrics and to structure them as it feels appropriate" the Committee is free to specify an exact number of awards or an aggregate number of awards or both. What the Proposal would not allow the Committee to do, however, is to use "future variables that would be unknown at the time of shareholder approval" for a majority of Section 162 (m) awards to named executive officers because that would defeat the purpose of the Proposal and continue the blank check delegation of discretion to the Committee that resulted in the Company's 2012 advisory vote on executive compensation only receiving support from 25% of its shareholders.

The Company's letter finally argues on page 6 that there is a layer of structural ambiguity between the first and second sentences of the RESOLVED section:

> "Shareholders of Nabors Industries Ltd. (the "Company") urge the Compensation Committee ("Committee") to adopt a policy that all equity compensation plans submitted to shareholders for approval under Section 162(m) of the Internal Revenue Code will specify the awards that will result from performance. This policy shall require shareholder approval of quantifiable performance metrics, numerical formulas and payout schedules ("performance standards") for at least a majority of awards to the named executive officers."

Ambiguity should be made of sterner stuff than those two sentences. The first sentence plainly, simply and concisely seeks a policy that will specify the awards that will result from performance for all Section 162 (m) equity compensation plans. The second sentence plainly, simply, and concisely provides that those performance standards (quantifiable performance metrics, numerical formulas and payout schedules) apply for a majority of Section 162 (m) awards to named executive officers and be approved by shareholders. Any ambiguity that remains is surely dissipated by the rest of the RESOLVED section and the two examples given in the SUPPORTING STATEMENT.

If the Company is concerned that shareholders will be confused on this, it should deal with it in its opposition statement in the 2013 Proxy Statement, not in a request for a no action letter.

For the foregoing reasons, the Proponents submit that the SEC Staff's recent decision in *Citigroup Inc.* (February 5, 2013) should serve as precedent here and the relief sought in the Company's no action letter should not be granted.

If you have any questions, please feel free to contact the undersigned at 312-612-8452 or at kinczewski@marcoconsulting.com.

Very Truly Yours,



Greg A. Kinczewski
Vice President/General Counsel

GAK:mal

cc: Laura W. Doerre
Vice President and General Counsel
Nabors Corporate Services, Inc.
515 West Greens Road
Suite 1200
Houston, Texas 77067-4536
Laura.Doerre@nabors.com



515 West Greens Road
Suite 1200
Houston, Texas 77067-4536

Laura W. Doerre
Vice President and General Counsel

Phone: 281.775.8166
Dept. Fax: 281.775.8431
Private Fax: 281.775.4319
Laura.Doerre@nabors.com

February 8, 2013

By Electronic Mail (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington D.C. 20549

Re: Shareholder Proposal by the Marco Consulting Group Trust I

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, on behalf of Nabors Industries Ltd., a Bermuda company (the "Company"), we hereby request confirmation that the Staff of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if, in reliance on Rule 14a-8(j), the Company excludes a proposal (the "Proposal") submitted by the Marco Consulting Group Trust I from the proxy materials for the Company's 2013 Annual General Meeting of Shareholders (the "2013 Proxy"), which the Company expects to file in definitive form with the Commission on or about April 30, 2013.

Pursuant to Rule 14a-8(j) and Staff Legal Bulletin No. 14D (Nov. 7, 2008), we are submitting this letter and its attachments to the Commission via electronic mail at shareholderproposals@sec.gov. Concurrently, we are sending a copy of this correspondence to the proponent as notice of the Company's intent to omit the Proposal from the 2013 Proxy.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2013 Proxy pursuant to Rule 14a-8(i)(9) because the Proposal conflicts with a proposal to be submitted by the Company in the 2013 Proxy and pursuant to Rule 14a-8(i)(3) because the Proposal is inherently vague and indefinite.

THE PROPOSAL

The Proposal states:

"Resolved: Shareholders of Nabors Industries Ltd. (the 'Company') urge the Compensation Committee ('Committee') to adopt a policy that all equity compensation plans submitted to shareholders for approval under Section 162(m) of the Internal Revenue Code will specify the awards that will result from performance. This policy shall require shareholder approval of quantifiable performance metrics, numerical formulas and payout schedules ('performance standards') for at least a majority of awards to the named executive officers. If the Committee wants to use performance standards containing confidential or proprietary information it believes should not be disclosed in advance, they can be used for the non-majority of awards to the named executive officers. If changing conditions make previously approved performance standards inappropriate, the Committee may adjust the performance standards and resubmit them for shareholder ratification. This policy should be implemented so as not to violate existing contractual obligations or the terms of any compensation or benefit plan currently in effect."

A copy of the Proposal and supporting statement is attached to this letter as Exhibit A.

RULE 14a-8(i)(9) ANALYSIS

We believe that the Proposal may be properly excluded under Rule 14a-8(i)(9), which permits a company to omit a shareholder proposal and the related supporting statement from its proxy materials if such proposal "directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." In the 2013 Proxy, the Company currently intends to submit to its shareholders, and recommend a vote for their approval of, a proposal that would adopt a new "Incentive Bonus Plan." Pursuant to the Incentive Bonus Plan, performance-based awards will be available for grant to officers and key employees of the Company, including "named executive officers," based on performance criteria to be outlined in the plan. Because the Proposal requests that the Compensation Committee of the Company adopt a policy that also provides for performance-based awards to named executive officers, but on different terms, the Company believes that the Proposal would be in direct conflict with the Company's proposal. Thus, if included in the 2013 Proxy, an affirmative vote on both the Company's proposal and the Proposal could lead to an inconsistent, alternative, ambiguous and conflicting mandate from shareholders.

The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." Exchange Act Release No. 40018, at n. 27 (May 21, 1998). The Staff has consistently permitted companies to exclude from their proxy statements shareholder proposals that seek to place limitations or terms on incentive awards to senior executives when a company proposes to present its own incentive plan with different award terms. *See, e.g.*,

- *Charles Schwab Corp.* (Jan. 19, 2010) ("Charles Schwab," discussed below);

- *Abercrombie & Fitch* (May 2, 2005) (concurring in the omission of a proposal requesting that management adopt a policy requiring stock option vesting to be performance-based as conflicting with a company incentive plan proposal that provided for time-based vesting of stock options);
- *Crown Holdings, Inc.* (Feb. 4, 2004) (concurring in the omission of a proposal requesting management to consider terminating future stock options to top five executives as conflicting with a company proposal to implement a stock option plan for senior executives);
- *AOL Time Warner Inc.* (March 3, 2003) (concurring in the omission of a proposal requesting a prohibition on issuing additional stock options to senior executives as conflicting with a company stock option plan proposal that permitted grants of stock options to employees, including senior executives);
- *Baxter International, Inc.* (Jan. 6, 2003) (concurring in the omission of a proposal to prohibit future stock option grants to senior executives as conflicting with a company proposal to implement an incentive compensation plan providing for stock option grants to, among others, senior executives).

In Charles Schwab, the company received a proposal from a proponent with terms similar to those in the Proposal. The company planned to submit its own annual performance based incentive plan to its stockholders for approval. The two plans contained differences with regard to financial metrics. The Staff agreed, in a situation very similar to that of this letter, that the company could exclude the proposal under Rule 14a-8(i)(9) because approval of both proposals would lead to conflicting results regarding the proper basis of incentive awards.

Similarly, the Incentive Bonus Plan, which will be submitted for shareholder approval in the 2013 Proxy, conflicts with the Proposal as follows:

(a) Payout Schedules.

The Proposal would require that the Company's equity compensation plan contain "payout schedules." By contract, the Incentive Bonus Plan will have no such schedules and will state that the compensation committee of the Company "shall establish a Target Award . . . for each Participant selected to participate in the Incentive Plan during the Award Year." This annual discretion by the compensation committee directly conflicts with the Proposal's rigid structure.

(b) Quantifiable Performance Metrics.

The Proposal would require that the Company's equity compensation plan contain "quantifiable performance metrics" for the majority of awards. The Incentive Bonus Plan, however, utilizes quantifiable and non-quantifiable metrics, such as "completion of one or more specifically designated tasks identified as being important to the strategy or success of the Company." In Charles Schwab, the Staff concurred in omission of a proposal that would require the exclusive use of relative peer-group performance measures in making awards because the company's proposed plan would permit both relative *and* absolute performance to be utilized. Likewise, the Proposal would require that quantifiable performance metrics be utilized exclusively only for *a majority of awards*, while the Incentive Bonus Plan permits utilization of both quantifiable performance metrics *and* non-quantifiable metrics *for all awards*.

Accordingly, failing to exclude the Proposal from the 2013 Proxy would create the potential for inconsistent, conflicting and ambiguous results, particularly if both proposals were approved.

RULE 14a-8(i)(3) ANALYSIS

We believe that the Proposal may be properly excluded under Rule 14a-8(i)(3), which permits a company to omit a shareholder proposal and the related supporting statement from its proxy materials if such "proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has stated that a proposal will violate Rule 14a-8(i)(3) when the language contained in the proposal is "so vague and indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004).

The Staff has regularly concurred with the exclusion of shareholder proposals concerning executive compensation under Rule 14a-8(i)(3) where aspects of the proposals contain ambiguities that result in the proposals being vague or indefinite. In particular, the Staff has allowed exclusion of proposals relating to executive compensation that fail to define key terms or otherwise provide guidance on how the proposal would be implemented. *See, e.g.*,

- *Verizon Communications Inc.* (Feb. 21, 2008) (allowing exclusion of a proposal requesting that the board adopt a new policy for the compensation of senior executives, which failed to define critical terms and was internally inconsistent);
- *Prudential Financial, Inc.* (Feb. 16, 2007) (allowing exclusion of a proposal urging the board to seek shareholder approval for certain senior management incentive compensation programs, which failed to define critical terms);
- *General Electric Co.* (Feb. 5, 2003) (allowing exclusion of a proposal urging the Board to seek shareholder approval for all compensation for Senior Executives and Board members above a certain threshold, which failed to define critical terms or otherwise provide guidance on how it would be implemented); and
- *Woodward Governor Co.* (Nov. 26, 2003) (allowing exclusion of a proposal that called for a compensation policy based on stock growth, which was vague and indefinite as to what executives and time periods were referenced).

Similarly, the Proposal does not supply the necessary assumptions needed for its required calculations, and its terms offer no other guidance to the Company or its shareholders with regards to the Proposal's proper implementation. As a result, shareholders could not know what they were voting on were the Proposal to be presented, and the Company could not determine how to implement the Proposal were it to be approved.

The Proposal fails to specify any of the relevant assumptions necessary to make a determination as to whether the "majority of awards" have been awarded pursuant to the metrics requested by the Proposal. The vagueness of the Proposal leads to the following ambiguities with regard to the calculation of the "majority of awards":

- whether the "majority of awards" refers to the total number of securities issued pursuant to the plan in a given period, the total value of securities awarded in a given period, the number of named individuals receiving awards in a given period, or some other metric;
- whether the "majority of awards" is to be calculated at each issuance of awards under the plan, on a yearly basis, over the life of the plan, or based on some other unspecified time period;
- if the "majority of awards" refers to the total value of awards, whether the value of equity awards should be determined using the intrinsic value of the awards, a value based on a valuation model such as the Black-Scholes or binomial valuation model or some other method; and
- if the "majority of awards" refers to the total value of awards, how to calculate the assumptions necessary for the calculation, including the Company's stock prices during an extended period of exercisability, or, in the case of valuation models, measures such as the historic volatility of the Company's stock price and prevailing interest rates.

Additionally, on a more fundamental level, the language of the Proposal is vague and ambiguous to such an extent that its general intent cannot be determined. The initial sentence of the Proposal asks the Company's compensation committee to "to adopt a policy that all equity compensation plans submitted to shareholders for approval under Section 162(m) of the Internal Revenue Code will specify the awards that will result from performance." The vague phrase "specify the awards that will result from performance" leads to the following ambiguities:

- whether "specify[ing] the awards that will result from performance" at the time of shareholder approval would require that the plan lists the exact number of awards that will be awarded to each named executive officer over some period of time;
- whether "specify[ing] the awards that will result from performance" at the time of shareholder approval would require that the plan lists the aggregate number of awards that will be awarded pursuant to the plan over some period of time; and

- if "specify[ing] the awards that will result from performance" requires that some undetermined measure of awards to be awarded must be disclosed at the time of shareholder approval, how to determine such amount given that awards may be based on a number of future variables that would be unknown at the time of shareholder approval.

Furthermore, the next sentence in the Proposal adds a layer of structural ambiguity. The second sentence states that the policy "shall require shareholder approval of quantifiable performance metrics, numerical formulas and payout schedules ('performance standards') for at least a majority of awards to the named executive officers." It is unclear how this sentence relates to the first sentence's "specify the awards that will result from performance" requirement. This ambiguity could lead to any of the following conflicting interpretations:

1. The first sentence's "specify the awards that will result from performance" requirement is a separate requirement from the second sentence's "shareholder approval of quantifiable performance metrics, numerical formulas and payout schedules" requirement. The "majority of awards" requirement of the second sentence applies only to those awards based on "numerical formulas," not those "specif[ied]" at the time of submission to shareholders.
2. The first sentence's "specify the awards that will result from performance" requirement is a separate requirement from the second sentence's "shareholder approval of quantifiable performance metrics, numerical formulas and payout schedules" requirement, but the "majority of awards" requirement of the second sentence is intended to apply both to awards based on "numerical formulas," and those "specif[ied]" at the time of submission to shareholders.
3. The second sentence's "shareholder approval of quantifiable performance metrics, numerical formulas and payout schedules" requirement is intended to modify the first sentence's "specify the awards that will result from performance" language, and, as such, the first sentence contains no independent requirements.

As a result of these ambiguities in the Proposal, neither the shareholders voting on the Proposal, nor the Company in implementing the Proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. Thus, consistent with the Staff's previous interpretations of Rule 14a-8(i)(3), the Company believes that the Proposal may be excluded as inherently vague and indefinite.

CONCLUSION

Based on the foregoing, we request your concurrence that the Proposal may be omitted from the 2013 Proxy pursuant to Rule 14a-8(i)(9) and Rule 14a-8(i)(3).

If we can be of any further assistance in this matter, please do not hesitate to call me at (281) 775-8166.

Sincerely,



Laura W. Doerre
Vice President and General Counsel

enclosures

Exhibit A

THE MARCO CONSULTING GROUP



December 13, 2012

By mail and email
Mark.andrews@nabors.com

Mr. Mark D. Andrews
Corporate Secretary
Nabors Industries Ltd.
P.O. Box HM3349
Hamilton, HMPX
Bermuda

RE: Marco Consulting Group Trust I

Dear Mr. Andrews:

As the duly authorized representative of the Marco Consulting Group Trust I (the "Trust"), I write to give notice that pursuant to the 2012 proxy statement of Nabors Industries Ltd. (the "Company"), the Trust intends to present the attached proposal (the "Proposal") at the 2013 annual meeting of shareholders (the "Annual Meeting") as the lead filer. We expect to be joined by The AFL-CIO Equity Index Fund, The City of Philadelphia Public Employees Retirement System and The Miami Firefighters' Relief and Pension Fund as co-filers. The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from the Trust's custodian documenting the Trust's continuous ownership of the requisite amount of the Company's stock for at least one year prior to the date of this letter is being sent under separate cover. The Trust also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the Annual Meeting.

I represent that the Trust or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. I declare the Trust has no "material interest" other than that believed to be shared by stockholders of the Company generally.

Please direct all questions or correspondence regarding the Proposal to me. My email is kinczewski@marcoconsulting.com and my direct line is 312-612-8452

Very Truly Yours,

Greg A. Kinczewski
Vice President/General Counsel

Headquarters Office • 550 W. Washington Blvd., Suite 900 • Chicago, IL 60661 • P: 312-575-9000 • F: 312-575-0085
East Coast Office • 25 Braintree Hill Office Park, Suite 103 • Braintree, MA 02184 • P: 617-298-0967 • F: 781-228-5871

RESOLVED: Shareholders of Nabors Industries Ltd. (the "Company") urge the Compensation Committee ("Committee") to adopt a policy that all equity compensation plans submitted to shareholders for approval under Section 162(m) of the Internal Revenue Code will specify the awards that will result from performance. This policy shall require shareholder approval of quantifiable performance metrics, numerical formulas and payout schedules ("performance standards") for at least a majority of awards to the named executive officers. If the Committee wants to use performance standards containing confidential or proprietary information it believes should not be disclosed in advance, they can be used for the non-majority of awards to the named executive officers. If changing conditions make previously approved performance standards inappropriate, the Committee may adjust the performance standards and resubmit them for shareholder ratification. This policy should be implemented so as not to violate existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

SUPPORTING STATEMENT: The Company's 2012 advisory vote on executive compensation received support from only 25 percent of its shareholders. In our opinion, this shows a disconnect between executive pay and long term Company performance which warrants dramatic change.

We believe a major contributing factor to this pay for performance misalignment is that the recent plans submitted by the Company for shareholder approval have only cited general criteria so vague or multitudinous as to be meaningless and this has prevented shareholders from knowing what criteria would be used to assess performance and in what way. We are also concerned that the Committee is free to pick performance standards each year to maximize awards.

The Company's current Stock Plan provides awards may be subject to a potpourri of 10 metrics that include but are not limited to: (i) income before federal taxes and net interest expense; (ii) achievement of specific and measurable operational objectives in the areas of rig operating costs, accident records, downtime and employee turnover; (iii) completion of one or more specifically designated tasks identified as being important to the strategy or success of the Company.

We do not believe such complete discretion for the Committee gives shareholders confidence executive pay will be properly aligned with Company performance. Under this proposal, the Committee continues to have complete discretion in selecting any number of metrics and to structure them as it feels appropriate. But under this proposal, the Company must, when submitting a plan for shareholder approval, specify for shareholders the performance standards establishing the link between Company performance and specific awards --a common practice in the United Kingdom. By way of illustration, not intended to limit the Company's discretion, examples satisfying this proposal are:

--If the Company's share price increases 10 percent over its Peer Group for a 36-month period, the CEO shall receive a grant of 100,000 Company shares.

--If the Company's operating income increases 10 percent over five years, the CEO shall receive a grant of 100,000 Company shares.